REE Automotive Ltd.

10 Aharon Maskin Street

Tel-Aviv, Israel

August 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sergio Chinos and Perry Hindin

Re:	REE Automotive Ltd.
Registration Statement on Form F-1
Filed August 20, 2021, as amended
File No. 333-258963

Dear Messrs. Chinos and Hindon:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, REE Automotive Ltd. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on August 30, 2021, or as soon thereafter as practicable.

Please call Colin Diamond of White & Case LLP at (212) 819-8754 to provide notice of the effectiveness of the Registration Statement.

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Very truly yours,

REE Automotive Ltd.

By:	/s/ Daniel Barel
Name: Daniel Barel
Title: Chief Executive Officer

cc:	Hai Aviv, REE Automotive Ltd.
Angelique Strong-Marks, REE Automotive Ltd.
Colin Diamond, White & Case LLP
Maia Gez, White & Case LLP

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